PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(2)
                                                of the Securities Act of 1933
(TO PROSPECTUS DATED OCTOBER 30, 1997)          (File No. 333-39037


                                 156,600 SHARES

                         BAY APARTMENT COMMUNITIES, INC.

                                  COMMON STOCK

                               -------------------


        All of the shares of common stock offered hereby (the "Shares") are being sold by Bay Apartment Communities, Inc. (the "Company"). The outstanding shares of the Company's common stock, par value $.01 per share (the "Common Stock"), are, and the Shares will be, listed on the New York Stock Exchange (the "NYSE") and the Pacific Exchange (the "PCX") under the symbol "BYA". On December 8, 1997, the reported last sale price of the Common Stock on the NYSE was $40.25 per share.

        The Company currently owns, or holds substantially all of the ownership interests in, and manages 48 apartment communities (the "Communities") containing 12,822 apartment homes, including homes delivered at Toscana, a partially developed community. A substantial majority of the Communities, 36 out of 48, are located in Northern California (principally in the San Francisco Bay
Area), with a concentration in the counties of San Francisco, San Mateo, Alameda and Santa Clara (the "Primary Markets"), while ten Communities are located in Southern California and two Communities are located in the State of Washington. In addition to the Communities, the Company owns six land sites on which it is building, or plans to commence building in the future, six communities (the "Current Development Communities"), which will contain an aggregate of approximately 1,698 apartment homes, including the remaining apartment homes under construction at Toscana.

                               -------------------


   SEE "RISK FACTORS" COMMENCING ON PAGE S-3 FOR A DISCUSSION OF CERTAIN RISK
                FACTORS RELEVANT TO AN INVESTMENT IN THE SHARES.

                               -------------------


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
            OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


================================================================================
                                           Underwriting
                           Price to        Discounts and      Proceeds to
                            Public         Commissions(1)      Company(2)
--------------------------------------------------------------------------------
Per Share.................  $39.125(3)        $0.7825           $38.3425
--------------------------------------------------------------------------------
Total.....................$6,126,975         $122,540          $6,004,435
--------------------------------------------------------------------------------


(1) The Company has agreed to indemnify PaineWebber Incorporated ("PaineWebber") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses payable by the Company of $20,000.

(3) The Price to Public represents approximately 98% of the average reported last sale price of the Common Stock on the NYSE for the ten trading days immediately preceding the determination of the Price to Public.

                               -------------------


        The Shares offered hereby are offered by PaineWebber, subject to prior sale, when, as and if delivered to and accepted by PaineWebber and subject to their right to reject orders in whole or in part. It is expected that delivery of the Shares will be made in New York, New York on or about December 12, 1997.

                               -------------------


                            PAINEWEBBER INCORPORATED

                               -------------------


           The date of this Prospectus Supplement is December 8, 1997.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  RISK FACTORS

         Unless the context otherwise requires, all references in this Prospectus Supplement to the "Company" refer to Bay Apartment Communities, Inc. and its subsidiaries on a consolidated basis. This Prospectus Supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results could differ materially from those set forth in the forward-looking statements. The Company cautions the reader, however, that this list may not be exhaustive.

DEVELOPMENT AND ACQUISITION RISKS

        The Company intends to continue to pursue the development and construction of apartment home communities in accordance with the Company's development and underwriting policies. Risks associated with the Company's development and construction activities may include: the abandonment of development and acquisition opportunities explored by the Company; construction costs of a community may exceed original estimates due to increased materials, labor or other expenses, which could make completion of the community uneconomical; occupancy rates and rents at a newly completed community are dependent on a number of factors, including market and general economic conditions, and may not be sufficient to make the community profitable; financing may not be available on favorable terms for the development of a community; and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations. The occurrence of any of the events described above could adversely affect the Company's ability to achieve its projected yields on communities under development or reconstruction and could prevent the Company from making expected distributions. See "-- Real Estate Investment Risks."

        For new development communities, the Company's goal, on average, is to achieve projected earnings before interest, income taxes, depreciation and amortization ("EBITDA") as a percentage of total budgeted construction cost of approximately 10%. Projected EBITDA as a percentage of total budgeted construction cost represents EBITDA projected to be received in the first calendar year after a community reaches stabilized occupancy (i.e., the first month when the community has a weighted average physical occupancy of at least 95%), based on current market rents, less projected stabilized property operating and maintenance expenses, before interest, income taxes, depreciation and amortization. Total budgeted construction cost is based on current construction costs, including interest capitalized during the construction period. Market rents and construction costs reflect those prevailing in the community's market at the time the Company's development budgets are prepared while taking into consideration certain changes to those market conditions anticipated by the Company at the time. Although the Company attempts to anticipate changes in market conditions, the Company cannot predict with certainty what those changes will be. For example, upon the acquisition of the Toscana land site in May 1996, the Company estimated that the total budgeted construction cost for this Current Development Community would be $95.7 million. Since that time, the Company has obtained bids for the construction of the first two phases of this four-phase project. Construction costs are increasing and management believes that when the last two phases are bid in late 1997, the total construction cost for this development will be higher than the original budget. Nonetheless, because of increases in prevailing market rents management believes that it will still be able to achieve projected EBITDA as a percentage of total budgeted construction cost of at least 10%. Management believes that it will experience similar increases in construction costs and market rents with respect to the CentreMark and Paseo Alameda Current Development Communities. However, there can be no assurances that market rents in effect at the time the Current Development Communities are leased-up will be sufficient to offset any increased construction costs.

        Acquisitions entail risks that investments will fail to perform in accordance with expectations and that judgments with respect to the costs of improvements to bring an acquired community up to standards established for the market position intended for that community will prove inaccurate, as well as general investment risks associated with any new real estate investment. Although the Company undertakes an evaluation of the physical condition of each new community before it is acquired, certain defects or necessary repairs may not be detected until after the community is acquired, which could significantly increase the Company's total acquisition costs.

        As described above, construction costs are increasing and the cost to reposition Communities that have been acquired has, in some cases, exceeded management's original estimates. Management believes that it may experience similar increases in the future. There can be no assurances that the Company will be able to charge rents upon completing the repositioning of the Communities that will be sufficient to fully offset the effects of any increases in construction costs.

REAL ESTATE INVESTMENT RISKS

        General Risks. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the Communities do not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures, the Company's cash flow and ability to pay distributions to its stockholders will be adversely affected.

        An apartment community's revenues and value may be adversely affected by a number of factors, including the national economic climate; the local economic climate (which may be adversely impacted by plant closings, industry slowdowns, military base closings and other factors); local real estate conditions (such as an oversupply of or a reduced demand for apartment homes); the perceptions by prospective residents of the safety, convenience and attractiveness of the community; the ability of the owner to provide adequate management, maintenance and insurance; and increased operating costs (including real estate taxes and utilities). Certain significant expenditures associated with each equity investment (such as mortgage payments, if any, real estate taxes, insurance and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. If a community is mortgaged to secure payment of indebtedness, and if the Company is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the community or the exercise of other remedies by the mortgagee. In addition, real estate values and income from communities are also affected by such factors as the cost of compliance with government regulation, including zoning and tax laws, interest rate levels and the availability of financing.

        Operating Risks. Each of the Communities is subject to all operating risks common to apartment communities in general, any and all of which might adversely affect apartment home occupancy or rental rates. Increases in unemployment and a decline in household formation in Northern or Southern California, or the State of Washington, generally might adversely affect occupancy or rental rates. Increases in operating costs due to inflation and other factors may not be offset by increased rents. Residents may be unable or unwilling to pay rent increases. Rent control or rent stabilization laws or other laws regulating housing are applicable in certain of the cities in the Primary Markets where the Company owns Communities and may be enacted in the future in the jurisdictions in which one or more communities are located or may be acquired; if enacted, compliance with these laws may prevent the Company from raising rents to offset increases in operating costs. Similarly, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. If any of the above occurs, the Company's ability to achieve its desired yields on the Communities and to make expected distributions to stockholders could be adversely affected.

        Market Illiquidity. Equity real estate investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Internal Revenue Code of 1986, as amended (the "Code"), limits the Company's ability to sell properties held for fewer than four years, which may affect the Company's ability to sell properties without adversely affecting returns to holders of Common Stock.

        Competition. There are numerous housing alternatives that compete with the Communities in attracting residents. The Communities compete directly with other rental apartments and single-family homes that are available for rent in the markets in which the Communities are located. The Communities also compete for residents with the new and existing home markets. The number of competitive residential properties in a particular area could have a material adverse effect on the Company's ability to lease apartment homes and on the rents charged. In addition, competitors for acquisitions and development projects may have greater resources than the Company, thereby putting the Company at a competitive disadvantage.

        Affordable Housing Laws or Restrictions. A number of the Communities are, and will be in the future, subject to federal, state and local statutes or other restrictions requiring that a percentage of apartment homes be made available to residents satisfying certain income requirements. The Company must comply with these restrictions as a condition to obtaining tax-exempt financing for these Communities. These laws and restrictions, as well as any changes thereto making it more difficult to meet such requirements, or a reduction in or elimination of certain financing advantages available in some instances to persons satisfying such requirements, could adversely affect the Company's profitability and its development and acquisition projects in the future.

DEPENDENCE ON NORTHERN CALIFORNIA AND PRIMARY MARKETS

        Although the Company may expand further outside of Northern California, and intends to make additional selective acquisitions in Southern California and the State of Washington from time to time, currently a substantial majority of the Communities are located in Northern California (primarily in the San Francisco Bay Area), where the Company has most of its acquisition, development, construction and marketing expertise. The Company's performance, therefore, is dependent upon economic conditions in these markets. A decline in the economy in these markets may adversely affect the ability of the Company to make expected distributions to stockholders. Similarly, a decline in demand for discretionary consumer goods and leisure travel, as well as heightened competition in high technology industries, could have an adverse impact upon Northern California. Reductions in the level of government spending in the defense industry may also have an impact upon employment and demand for residential real estate in the Primary Markets.

NEW MARKETS IN SOUTHERN CALIFORNIA AND WASHINGTON

        In 1996, the Company expanded beyond Northern California and has since acquired ten Communities located in Southern California (including Orange, Los Angeles and San Diego Counties) and two Communities located in the State of Washington (i.e., King County). The Company also intends to make other selective acquisitions in these markets from time to time. The Company's historical experience is in Northern California, primarily in the San Francisco Bay Area, and it is possible that the Company's expertise in those markets may not assist the Company in its new markets. In such event, the Company may be exposed to, among others, risks associated with (i) a lack of market knowledge and understanding of the local economy, (ii) an inability to access land and property acquisition opportunities, (iii) an inability to obtain construction tradespeople, (iv) sudden adverse shifts in supply and demand factors and (v) an unfamiliarity with local governmental procedures.

NATURAL DISASTERS

        Many of the Communities are located in the general vicinity of active earthquake faults. In June 1997, the Company obtained a seismic risk analysis from an engineering firm which estimated the probable maximum loss ("PML") for each of the 41 Communities owned at that time and Toscana, a Current Development Community, individually and for all of such Communities and Toscana combined. To establish a PML, the engineers first define a severe earthquake event for the applicable geographic area, which is an earthquake that has only a 10% likelihood of occurring over a 50-year period. The PML is determined as the structural and architectural damage and business interruption loss that has a 10% probability of being exceeded in the event of such an earthquake. Because the Communities are concentrated in the San Francisco Bay Area, the engineers' analysis defined an earthquake on the San Andreas Fault with a Richter Scale magnitude of 8.0 as a severe earthquake with a 10% probability of occurring within a 50-year period, and established an aggregate PML at that time of $63.8 million for the 41 Communities owned at that time and Toscana, which is a PML level that is expected to be exceeded only 10% of the time in the event of such a severe earthquake. The actual aggregate PML could be higher as a result of variations in soil classifications and structural vulnerabilities. Two of the Communities had individual PMLs of 30%, while seven Communities had PMLs of 25%, and the remaining 32 Communities owned at such time and Toscana each had PMLs of 20% or less. The Company has obtained an individual PML assessment for each of the six Communities acquired since June 1997. One Community had an individual PML of 30%, another had an individual PML of 24%, two had PMLs of 20%, one had an individual PML of 15% and the sixth Community had an individual PML of 10%. While the

Company has not yet obtained an engineers' analysis establishing an aggregate PML for all of the Communities combined, the Company currently intends to do so on an annual basis in order to assist it in evaluating appropriate levels of insurance coverage. No assurance can be given that an earthquake would not cause damage or losses greater than the PML assessments indicate, that future PML levels will not be higher than the current PML levels for the Communities, or that future acquisitions or developments will not have PML assessments indicating the possibility of greater damage or losses than currently indicated.

        In July 1997, the Company renewed its earthquake insurance, both for physical damage and lost revenues, with respect to the 41 Communities then owned and Toscana. In addition, the six Communities acquired subsequent to June 1997 are included under the Company's earthquake insurance policy. For any single occurrence, the Company self-insures the first $25 million of loss, and has in place $35 million of coverage above this amount, with a 5% deductible subject to a maximum deductible of $2.43 million. In addition, the Company's general liability and property casualty insurance provides coverage for personal liability and fire damage. In the event that an uninsured disaster or a loss in excess of insured limits were to occur, the Company could lose its capital invested in the affected Community, as well as anticipated future revenue from such Community, and would continue to be obligated to repay any mortgage indebtedness or other obligations related to the Community. Any such loss could materially and adversely affect the business of the Company and its financial condition and results of operations.

REAL ESTATE FINANCING RISKS

        Risks Relating to the Credit Enhancement. As of September 30, 1997, the Company was obligated for certain mortgage indebtedness funded by tax-exempt bonds (the "Bonds") in the aggregate principal amount of approximately $224 million on 12 Communities (Waterford, Villa Mariposa, Fairway Glen, Foxchase, Barrington Hills, Crossbrook, Rivershore, Canyon Creek, Sea Ridge, City Heights, Countrybrook and Larkspur Canyon). Principal and interest payments due to holders of the Bonds are secured by a first deed of trust on the Community associated with the respective Bond issue.

        Scheduled principal and interest payments due on the Bonds financing Foxchase, Fairway Glen, Waterford and Villa Mariposa (the "1994 Bonds") are guaranteed by an insurance policy (the "FGIC Credit Enhancement") issued by Financial Guaranty Insurance Company ("FGIC"). The FGIC Credit Enhancement will terminate on March 17, 2004 and, if the FGIC Credit Enhancement is not renewed or replaced, the 1994 Bond documents may require balloon payments in 2004 aggregating approximately $87.4 million, less any unscheduled principal amortization. Scheduled interest and principal payments due on the Bonds financing Barrington Hills, Crossbrook, Rivershore, Canyon Creek, Sea Ridge, City Heights and Larkspur Canyon are supported by a 30-year credit enhancement, expiring June 15, 2025 (the "FNMA Credit Enhancement" and, together with the FGIC Credit Enhancement, the "Credit Enhancements"), provided by the Federal National Mortgage Association ("FNMA"). The Bonds financing Countrybrook are also supported by a credit enhancement provided by FNMA through April 1, 2002.

        Each of the Credit Enhancements contains certain provisions under which a default of certain payment obligations or covenants would entitle FGIC or FNMA, as the case may be, to declare a default under its respective Credit Enhancement documents and exercise its remedies (including foreclosure) under mortgages that encumber 11 of the 12 Bond-financed Communities and eight additional Communities, with a consequent loss of income and asset value to the Company. In addition, gross rents collected from the residents of these 19 Communities have been and will continue to be deposited in cash collateral accounts established with financial institutions acceptable to FGIC or FNMA, as applicable. The Company does not have access to these funds until all required monthly debt service payments due on the Bonds and certain other payments are made. A default under either of the Credit Enhancements or the Bond documents may adversely affect the ability of the Company to make expected distributions to shareholders, including distributions required to maintain its REIT status. See "Certain Federal Income Tax Considerations."

        Bond Compliance Requirements. The 12 Bond-financed Communities are subject to deed restrictions or restrictive covenants relating to tax-exempt bond financing. In addition, the Code and the regulations promulgated thereunder impose various restrictions, conditions and requirements relating to the exclusion from gross income for federal income tax purposes of interest on qualified Bond obligations, including requirements that at least 20% of apartment homes be made available to residents with gross incomes that do not exceed 80% of the median income (50% in the case of the Canyon Creek, City Heights and Sea Ridge Communities) in the area, measured annually. Some of the Communities financed with Bonds are also subject to a requirement that the rental rates for the 20% of the apartment homes that are subject to the foregoing requirement may not exceed 30% of one-half of the applicable median income. In addition to federal requirements, certain state and local authorities have imposed rental restrictions. The Bond compliance requirements and the requirements of any future tax-exempt bond financing utilized by the Company may have the effect of limiting the Company's income from the Bond-financed Communities if the Company is required to lower its rental rates materially to attract residents who satisfy the median income test. If the required number of apartment homes are not reserved for residents satisfying these income requirements, the tax-exempt status of the Bonds may be terminated, the obligations of the Company under the Bond documents may be accelerated and other contractual remedies against the Company may be available.

        Risk of Rising Interest Rates. As of September 30, 1997, the Company had variable rate indebtedness aggregating approximately $291 million, consisting of $204 million of tax-exempt financing and $87 million of borrowings under the Company's $200 million (increased to $350 million in November 1997) unsecured line of credit from Union Bank of Switzerland and other participating banks (the "Unsecured Credit Facility"). All of the Company's $204 million of variable rate tax-exempt financing had been fixed through interest rate swap agreements, of which an aggregate of $87.4 million had been fixed at an all-inclusive interest rate of 5.88% until March 2004, an aggregate of $88.3 million had been fixed at an all-inclusive interest rate of 6.48% until June 2010, $20.7 million had been fixed at an all-inclusive interest rate of 5.80% until July 2007 and $7.6 million had been fixed at an all-inclusive interest rate of 5.5% until September 2002. Additional indebtedness that the Company may incur under the Unsecured Credit Facility will also bear interest at a variable rate. To the extent the Company uses variable rate debt for future financings, and with respect to the portion of the Company's outstanding indebtedness that will bear interest at a variable rate, increases in these interest rates could adversely affect the Company's ability to make distributions to stockholders. Consideration will be given to acquiring interest rate hedging or protection agreements, if appropriate and cost effective, with respect to future variable rate indebtedness to reduce exposure to interest rate increases on such debt.

POTENTIAL ENVIRONMENTAL LIABILITIES

        Under various federal, state and local environmental laws, a current or previous owner or operator of real estate may be required (typically regardless of knowledge or responsibility) to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and remediation costs incurred by such parties in connection with the contamination, which costs may be substantial. The presence of such substances (or the failure to properly remediate the contamination) may adversely affect the owner's ability to borrow against, sell or rent such property.

        Certain federal, state and local laws and regulations govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for release of ACMs and may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with its ownership and operation of the Communities, the Company potentially may be liable for such costs. The Company is not aware that any ACMs were used in connection with the construction of the Communities developed by the Company, all of which were constructed after 1983. The Company is aware that ACMs were used in connection with the construction of the following Communities acquired by the Company: Regatta Bay, Sea Ridge, Village Square, Sunset Towers, Mill Creek, Crowne Ridge (formerly Channing Heights), Lafayette Place (formerly Martinique Gardens), SummerWalk (formerly Rancho Penasquitos), TimberWood (formerly The Village), SunScape (formerly Banbury Cross), Cardiff Gardens, Mission Woods (formerly Genesee Gardens), Cedar Ridge (formerly Regency), The Park, Lakeside and Creekside. The Company does not anticipate that it will incur any material liabilities in connection with the presence of ACMs at the Communities. The Company currently has in place or intends to implement an operations and maintenance program for ACMs at the Regatta Bay, Sea Ridge,

Village Square, Sunset Towers, Mill Creek, Crowne Ridge, Lafayette Place, SummerWalk, TimberWood, SunScape, Cardiff Gardens, Mission Woods, Cedar Ridge, The Park, Lakeside and Creekside Communities.

        All of the Communities, and all of the Current Development Communities, have been subjected to a Phase I or similar environmental assessment (which involves general inspections without soil sampling or groundwater analysis and generally without radon testing). These assessments have not revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets or results of operations. However, one Community and one Current Development Community are subject to soil and groundwater remediation of contamination from adjacent landowners. In the case of one of the Current Development Communities, Toscana, National Semiconductor Corporation is causing remediation to occur and has provided an indemnity which the Company may rely upon for certain environmental liabilities. Additionally, another Current Development Community, Paseo Alameda, required underground storage tank removal and other environmental cleanup. The Company is also aware that certain of the Communities have lead paint and the Company is undertaking or intends to undertake appropriate remediation activity. Nevertheless, it is possible that the assessments do not reveal all environmental liabilities or there are material environmental liabilities of which the Company is unaware. No assurances can be given that (i) future laws, ordinances or regulations will not impose material environmental liability, or (ii) the current environmental condition of the Communities or the Current Development Communities will not be affected by the condition of land or operations in the vicinity of such communities (such as the presence of underground storage tanks), or by third parties unrelated to the Company.


                                  THE OFFERING

Securities Offered.............  156,600 shares of Common Stock

Trading........................  The Common Stock is, and the Shares will be, approved for listing on the New York Stock
                                 Exchange and the Pacific Exchange under the symbol "BYA."


                       CONCURRENT OFFERING OF COMMON STOCK

       Concurrently with the Offering of 156,600 shares of Common Stock by the Company pursuant to this Prospectus Supplement, the Company is offering 869,587 shares of Common Stock in an offering directly by the Company to a number of institutional investors. No assurances can be given that any or all of the shares of Common Stock offered in the concurrent offering will be sold.


                                 USE OF PROCEEDS

         The net proceeds to the Company from the sale of 156,600 shares of Common Stock pursuant to this Prospectus Supplement are estimated at approximately $5,984,435. The Company will use the net proceeds from this Offering to reduce borrowings under its Unsecured Credit Facility, which were used to fund the acquisition and development of additional apartment communities, including amounts borrowed to fund the acquisition of the Gallery Place, Landing West and Creekside Communities and one land site in San Jose, California. The Unsecured Credit Facility bears interest at the London Interbank Offered Rate (based on a maturity selected by the Company) plus 0.90% per annum (6.81% per annum as of September 30, 1997) and matures in May 2000.


                                  UNDERWRITING

         Subject to the terms and conditions set forth in an underwriting agreement between the Company and PaineWebber (the "Underwriting Agreement"), the Company has agreed to sell to PaineWebber 156,600 shares of Common Stock. Pursuant to the terms and conditions of the Underwriting Agreement, PaineWebber is obligated to purchase all of the shares of Common Stock if any are purchased.

         PaineWebber has advised the Company that it proposes initially to offer the Shares directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement.

         In addition, the Company has agreed to pay PaineWebber a finder's fee for services in connection with the placement of the additional 869,587 shares of the Company's Common Stock being offered concurrently with the Common Stock to be sold pursuant to this Prospectus Supplement (the "Direct Placement"). PaineWebber will be paid a fee in the amount of $530,452 in connection with the Direct Placement, which amount represents, on a weighted average basis, approximately 1.56% of the gross proceeds of the sale of the Common Stock in the Direct Placement. PaineWebber will not be obligated to purchase any shares of Common Stock in connection with the Direct Placement.

         The Company has agreed to indemnify PaineWebber against certain civil liabilities in connection with the Offering and the concurrent offering including liabilities under the Securities Act of 1933, as amended, or to contribute to payments PaineWebber may be required to make in respect thereof.

         Until the distribution of the Shares is completed, rules of the Securities and Exchange Commission may limit the ability of PaineWebber to bid for and purchase the Common Stock. As an exception to these rules, PaineWebber is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

         If PaineWebber creates a short position in the Common Stock in connection with this Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement, PaineWebber may reduce that short position by purchasing shares of Common Stock in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

         Neither the Company nor PaineWebber makes any representation or predication as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor PaineWebber makes any representation that PaineWebber will engage in any such transactions or that such transactions, once commenced, will not be discontinued without notice.

         In the ordinary course of business, PaineWebber and its affiliates have engaged, and may in the future engage, in investment banking transactions with the Company.


                                  LEGAL MATTERS

         Certain legal matters will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts as securities and tax counsel to the Company and for PaineWebber by O'Melveny & Myers LLP, San Francisco, California.

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        No dealer, salesperson or other individual has been authorized to give any information or make any representations not contained in this Prospectus Supplement or the accompanying Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or any other person. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, any of the Securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement nor the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                                -----------------

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

                              PROSPECTUS SUPPLEMENT

Risk Factors .............................................................  S-3
The Offering .............................................................  S-8
Concurrent Offering of Common Stock ......................................  S-8
Use of Proceeds ..........................................................  S-8
Underwriting .............................................................  S-8
Legal Matters ............................................................  S-9


                                   PROSPECTUS

Available Information ....................................................    2
Incorporation of Certain Documents by Reference ..........................    2
The Company ..............................................................    3
Use of Proceeds ..........................................................    4
Ratios of Earnings to Fixed Charges and Preferred Stock Dividends ........    4
Description of Preferred Stock ...........................................    4
Description of Common Stock ..............................................   10
Restrictions on Transfers of Capital Stock ...............................   11
Plan of Distribution .....................................................   12
Legal Matters ............................................................   14
Experts ..................................................................   14

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                                 156,000 SHARES





                                 BAY APARTMENT

                               COMMUNITIES, INC.




                                  COMMON STOCK


                                -----------------


                             PROSPECTUS SUPPLEMENT


                                -----------------


                            PAINEWEBBER INCORPORATED

                                DECEMBER 8, 1997


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